April 3, 2025

Carol Hibbard
Chief Financial Officer and Treasurer
Symbotic Inc.
200 Research Drive
Wilmington, MA 01887

       Re: Symbotic Inc.
           Form 10-K for the Fiscal Year Ended September 28, 2024
           File No. 001-37883
Dear Carol Hibbard:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

From 10-K for the Fiscal Year Ended September September 28, 2024
Note 3. Restatement of Previously Issued Unaudited Condensed Consolidated Financial
Statements (Unaudited), page 88

1. We note you restated the financial statements for the quarters ended December 31,
       2023, March 31, 2024 and June 30, 2024 due to errors related to the timing of milestone achievements and cost overruns. Please describe further the facts and circumstances surrounding these errors. Clarify whether these errors relate to a specific customer agreement and if so, provide us with details of such agreement (i.e.
       customer name, agreement date, term, amount, etc.). Also, explain in detail how you determined that the errors were limited to fiscal 2024 such that prior period financial statements were not impacted. In this regard, it appears revenue from arrangements entered into prior to fiscal 2024 were also accounted for using a cost-to-cost measure of progress.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 3, 2025
Page 2

       Please contact Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology